Davis Commodities Limited

September 14, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Nicholas Nalbantian
Mara Ransom

Re:	Davis Commodities Limited
Registration Statement on Form F-1, as amended
Initially Filed on March 9, 2023
File No. 333-270427

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Davis Commodities Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on September 18, 2023, or as soon thereafter as practicable.

Very truly yours,

Davis Commodities Limited

By:	/s/ Li Peng Leck
	Name:	Li Peng Leck
	Title:	Executive Chairwoman and Executive Director (Principal Executive Officer)